May 29, 2025

Hossein Haririnia
Treasurer
HNO International, Inc.
41558 Eastman Drive, Suite B
Murrieta CA 92562

       Re: HNO International, Inc.
           Form 10-K for the fiscal year ended October 31, 2024
           Filed March 20, 2025
           File No. 000-56568
Dear Hossein Haririnia:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 25

1. Revise the discussion of Operating Expenses to quantify the amounts and the underlying reasons for the changes between comparative periods. For example, the discussion may describe why general and administrative expenses increased by
       $557,202, share based compensation decreased $405,812, and the reason for the increase in depreciation and amortization expense of $142,732. See Item 303(b)(2) of
       Regulation S-K.
Liquidity and Capital Resources, page 25

2. Expand your discussion of Liquidity and Capital Resources to disclose any material commitments for capital expenditures and disclose the general purpose of such commitments and the anticipated sources of funds to fulfill them, as required by Item
       303(b)(1)(ii) of Regulation S-K.
 May 29, 2025
Page 2

Report of Independent Registered Public Accounting Firm, page F-2

3. Please have your auditor remove the language in the second paragraph under Basis of
       Opinion which states    and auditing standards generally accepted in the
United States.
       Please refer to PCAOB Auditing Standard 3101.
Balance Sheets, page F-4

4. On page 6, you disclose that you have taken delivery of 10 hydrogen carbon cleaners for sale to customers in mid-March 2025. Your disclosure indicates that these items are held for sale in the ordinary course of business. Please disclose if the hydrogen carbon cleaners have been accounted for as inventory under ASC 330. If not, please explain the accounting treatment, including the accounting guidance that is applicable.
Statements of Operations, page F-5

5. We note the presentation of stock-based compensation as a separate line item. The significant accounting policy on page F-12 states that the expense in included within the same income statement line as cash compensation for consultants and employees who receive the awards. Please revise the statements of operations presentation and the footnote to comply with SAB Topic 14.F.
Note 3 - Summary of Significant Accounting Policies, page F-12

6.     Please provide disclosure regarding segments, as required by ASC
280-10-50 and
       Accounting Standards Update No. 2023-07.
Form 10-Q for the fiscal quarter ended January 31, 2025
Note 2 - Financial Statement Restatement, page 9

7. We note that the interim period as of a for the three months ended January 31, 2024 presents adjustments for which there are no descriptions. We refer you to adjustments to Property and equipment, net, Long-term asset, net, Right-of-use asset, and Lease liability. Please provide a description of the nature of these errors. See ASC 250-10-
       50-7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation